John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

 john.lively@1940actlawgroup.com

March 9, 2018

Ms. Debra O’Neal Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Management Investment Trust (the “Trust”) (File Nos. 333-206306 and 811-23086)

Dear Ms. O’Neal Johnson:

On February 9, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) a registration statement for open-end investment companies (business combinations) on Form N-14 announcing a special meeting of shareholders of the Wellington Shields All-Cap Fund (the “All-Cap Fund”). All-Cap Fund shareholders are being asked to vote on the proposed reorganization (the “Reorganization”) of the All-Cap Fund with and into the Capital Management Mid-Cap Fund (the “Mid-Cap Fund”) (collectively, the “Funds”). The Funds are each series of the Trust.

You and Ms. Christina DiAngelo Fettig recently provided comments to my colleague relating to the above referenced filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

General

1.	Comment: The Mid-Cap Fund’s prospectus must be mailed along with the N-14 to shareholders of the All-Cap Fund.

Response: The Trust will mail a copy of the Mid-Cap Fund’s prospectus along with the Proxy Statement/Prospectus.

Legal Comments

2.	Comment: On page 5 of the Proxy Statement/Prospectus, please correct the mailing date for the document.

Response: The Trust has revised the disclosure to address your comment.

3.	Comment: In the Annual Fund Operating Expense Table, include expenses incurred by the Funds as result of short selling.

Response: The Annual Fund Operating Expense Table is accurate as filed.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 9, 2018

4.	Comment: Please confirm that the derivatives the Mid-Cap Fund intends to invest in are listed in the Principal Investment Strategies and Principal Investment Risks sections of the N-14.

Response: The Trust has revised the disclosure to address your comment.

5.	Comment: The Mid-Cap Fund’s shareholders voted on changes to the Fund’s fundamental investment restrictions at a meeting held on February 28, 2018. If the changes were approved by shareholders, when are they expected to take effect?

Response: The Mid-Cap Fund’s shareholders approved the changes to the Fund’s fundamental investment restrictions. These restrictions took effect on March 1, 2018.

6.	Comment: On page 31 of the Proxy Statement/Prospectus, please correct the fund names listed in the penultimate sentence of the first paragraph in the section Proxy Solicitation Costs.

Response: The Trust has revised the disclosure to address your comment.

7.	Comment: Confirm that you will file a copy of the opinion regarding the legality of Mid-Cap Fund’s shares being registered pursuant to this N-14 along with your correspondence and as part of your next post-effective amendment.

Response: The Trust will comply with this request. A copy of the opinion is attached to this document and will be included in the Trust’s next 485(b) filing, which is expected to be filed later this month. See Exhibit A for a copy of the draft opinion.

Accounting Comments

8.	Comment: Please file your accounting survivor analysis as part of this correspondence.

Response: The Trust has attached the analysis to this letter. See Exhibit B for a copy of the analysis.

9.	Comment: On page 5 of the Proxy Statement/Prospectus, please modify “each as supplemented from time to time” to “each as supplemented to date.”

Response: The Trust has revised the disclosure to address your comment.

10.	Comment: On page 9 of the Proxy Statement/Prospectus, please add information regarding the basis for selecting the Institutional Class of Shares as the share class All-Cap Fund shareholders will receive as part of the reorganization.

Response: The Trust has revised the disclosure to address your comment.

11.	Comment: Verify that the expiration dates for the expense limitation agreements are consistent throughout the filing.

Response: The Trust has reviewed the filing and confirmed the accuracy of the termination dates.

12.	Comment: Confirm that the fee information included in the filing represents current expenses in accordance with Item 3 of Form N-14.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 9, 2018

Response: The Trust confirms that such expenses are current as required by Item 3 of Form N-14.

13.	Comment: On pages 12 and 13 of the Proxy Statement/Prospectus, remove the information on the Mid-Cap Fund Investor Class shares.

Response: The Trust has revised the filing to address your comment.

14.	Comment: It is the Staff’s position that fee waivers under an expense limitation arrangement may only be recouped for three years from the date of the waiver, not for three fiscal years. Please revise the footnotes accordingly.

Response: The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse each Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Funds attempt to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, each Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the Adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

15.	Comment: On pages 12 of the Proxy Statement/Prospectus, the expiration date listed in footnote 2 needs to be extended out to April 1, 2019 in order to display the Mid-Cap Fund’s total annual fund operating expenses after fee waiver/expense reimbursement in the fee table.

Response: The Trust has revised the disclosure to address your comment.

16.	Comment: Confirm that any fund operating expenses of the All-Cap Fund that are eligible for recapture pursuant to the expense limitation agreement will not be carried forward to the Mid-Cap Fund.

Response: The Trust confirms that to be the case.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 9, 2018

17.	Comment: On pages 14 and 15 of the Proxy Statement/Prospectus, add disclosure to the introductory paragraphs above each table referencing the Mid-Cap Fund’s ability to invest in derivatives.

Response: The Trust has revised the disclosure to address your comment.

18.	Comment: Following the performance information on page 20, add each Fund’s most recent portfolio turnover rate.

Response: The Trust has revised the disclosure to address your comment.

19.	Comment: Add the financial highlights for the All-Cap Fund to the filing.

Response: The Trust has added the All-Cap Fund’s financial highlights to the filing.

20.	Comment: On page 25 of the Proxy Statement/Prospectus, the Capitalization Table must be updated to include an adjustment for the Funds paying the expenses associated with the reorganization. In addition, the Table must include a footnote explaining the adjustment.

Response: Both Funds are operating under an expense limitation agreement that calls for the Adviser to cover such expenses if they result in a fund’s expense ratio exceeding the agreed upon cap. As a result of this agreement, the Adviser will be paying these expenses pursuant to the expense limitation agreement and we do not believe any changes are required to the Capitalization Table. However, the Trust has revised the Statements of Assets and Liabilities and Statements of Operations to account for the reorganization expenses.

21.	Comment: Does the Mid-Cap Fund expect to re-position its portfolio as a result of the reorganization or does it expect to sell positions in the ordinary course of business?

Response: The Mid-Cap Fund’s investment adviser does not expect to sell securities as a result of the reorganization. All portfolio transactions are expected to take place in the ordinary course of business.

22.	Comment: On page 28 of the Proxy Statement/Prospectus, add disclosure to the introductory paragraph explaining why these two Funds were selected to merge.

Response: The Trust has revised the disclosure to address your comment.

23.	Comment: Please state whether or not all the investments following the reorganization would meet the Mid-Cap Fund’s investment policies and restrictions. If the investments would satisfy these requirements then add a footnote at the bottom of page 60 stating that. If the investments would not satisfy these requirements, identify the securities that will be sold in the statement of investments and add a footnote explaining why they are being sold.

Response: The Mid-Cap Fund’s investment adviser does not intend to sell any securities as a result of the reorganization. Following the reorganization, the Trust believes all the investments satisfy the Mid-Cap Fund’s investment limitations and restrictions.

24.	Comment: At the bottom of each of the statements of the Pro Forma Financial Statements, add the following statement: “See Notes to the Pro Forma Financial Statements.”

Response: The Trust has added the requested information to the filing.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 9, 2018

25.	Comment: The Pro Forma Statements of Assets and Liabilities needs to be updated to include an adjustment for costs of the reorganization. In addition, a footnote must be added explaining each adjustment listed in the statements.

Response: The Trust has revised the Statements of Assets and Liabilities to address the comment.

26.	Comment: The Pro Forma Statements of Operations needs to be updated to expand the footnote explanation as it relates to the adjustments. The footnote must explain in greater detail why the adjustment is being made.

Response: The Trust has revised the Statements of Operations to address the comment.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Exhibit A

John H. Lively

The Law Offices of John H. Lively & Associates, Inc .

A member firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

March __, 2018

Board of Trustees

Capital Management Investment Trust

140 Broadway

New York, NY 10005

RE:	Capital Management Investment Trust – Capital Management Mid-Cap Fund (the “Acquiring Fund”) Proxy/Prospectus on Form N-14 (the “Proxy/Prospectus”)

Attention Board of Trustees:

We have acted as counsel to Capital Management Investment Trust (the “Trust”), a Massachusetts business trust organized under the laws of the Commonwealth of Massachusetts and registered under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end series management investment company, in conjunction with the Reorganization (defined below). We understand that, in conjunction with the filing of the Proxy/Prospectus, an amendment to the Trust’s registration statement has also been filed pursuant to Rule 485(a) under the Securities Act and pursuant to the 1940 Act as it relates to the Acquiring Fund. We also understand that an amendment to the Trust’s registration statement will be filed with the Commission pursuant to Rule 485(b) under the Securities Act and that our opinion is required to be filed as an exhibit with that filing (the “Amendment”).

This opinion relates to the Trust’s Proxy/Prospectus and is given in connection with the filing of the Proxy/Prospectus with the Securities and Exchange Commission (the “Commission”) on February 9, 2018, relating to the transfer of all of the assets of the Wellington Shields All-Cap Fund (the “Acquired Fund”), a series of the Trust, in exchange for the issuance of shares of beneficial interest of the Acquiring Fund, another series of the Trust (the “Shares”), and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, pursuant to the proposed reorganization as described in the Proxy/Prospectus and in the form of Agreement and Plan of Reorganization (the “Reorganization Agreement”) by and between the Trust, on behalf of the Acquiring Fund and the Acquired Fund (the “Reorganization”).

In reaching the opinions set forth below, we have examined such governmental and corporate certificates and records as we deemed necessary to render this opinion. In such examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all copies submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. In connection with the opinions expressed herein, we have relied as to factual matters on representations made by the Trust in the Reorganization Agreement and in other documents, instruments and certificates delivered to us in connection with the transactions contemplated by the Reorganization Agreement. We have also relied upon certificates of public officials and officers of the Trust and upon other information we have obtained in the course of our representation of the Trust in connection with the transactions contemplated by the Reorganization Agreement. We have examined, among other things, copies of the Trust's Declaration of Trust and any amendments thereto, applicable resolutions of the Board of Trustees, and originals or copies, certified or otherwise identified to our satisfaction, of such other documents, records and other instruments as we have deemed necessary or advisable for purposes of this opinion. We have also examined the prospectus and statement of additional information for the Acquiring Fund, substantially in the form in which they were filed in the Amendment.

Capital Management Investment Trust

March __, 2018

As to any facts or questions of fact material to the opinions set forth below, we have relied exclusively upon the aforesaid documents and upon representations and declarations of the officers or other representatives of the Trust. We have made no independent investigation whatsoever as to such factual matters.

Under Massachusetts law, a shareholder of the Trust may be held liable as a partner under certain circumstances. The Declaration of Trust, however, contains an express disclaimer of shareholder liability for its acts or obligations. The Declaration of Trust provides for indemnification and reimbursement of expenses out of a Fund’s property for any shareholder held personally liable for its obligations. In addition, the operation of a Fund as an investment company would not likely give rise to liabilities in excess of its assets. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is highly unlikely and is limited to the relatively remote circumstances in which a Fund would be unable to meet its obligations. The Declaration of Trust provides that the Trustees will not be liable in any event in connection with the affairs of the Trust, except as such liability may arise from his/her own bad faith, willful misfeasance, gross negligence, or reckless disregard of duties. It also provides that all third parties shall look solely to the Trust property for satisfaction of claims arising in connection with the affairs of the Trust. With the exception stated, the Declaration of Trust provides that a Trustee or officer is entitled to be indemnified against all liability in connection with the affairs of the Trust.

Based on our review of the foregoing and subject to the assumptions and qualifications set forth herein, it is our opinion that, as of the date of this letter:

(a)	The Acquiring Fund is a duly registered, open-end, management investment company, and its registration with the SEC as an investment company under the Investment Company Act of 1940, as amended, is in full force and effect; and

(b)	The Shares of the Acquiring Fund to be registered under the 1933 Act have been duly authorized for issuance and, when issued to Acquired Fund shareholders in the manner described in the Proxy/Prospectus, will be validly issued and, subject to the qualifications set forth in the Trust’s Declaration of Trust, fully paid and non-assessable beneficial interests in the Series and each Class thereof.

We express no opinion concerning the laws of any jurisdiction other than the federal law of the United States of America and the laws of the Commonwealth of Massachusetts. The opinions expressed herein are given as of the date hereof and we undertake no obligation and hereby disclaim any obligation to advise you of any change after the date of this opinion pertaining to any matter referred to herein.

We consent to the filing of this opinion as an exhibit to the Amendment and to the use of our name and to the reference to our firm in the Amendment and Proxy/Prospectus.

/s/ John H. Lively

On behalf of The Law Offices of John H. Lively & Associates, Inc.

Exhibit B

John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

 john.lively@1940actlawgroup.com

February 22, 2018

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Chief Accountant

100 F Street, NE

Washington, DC 20549-4720

Re:	Capital Management Investment Trust (the “Registrant”) (File No. 333-222964)

Dear Ms. Fettig:

On behalf of the above-referenced Registrant, below is a separate correspondence to provide the accounting and performance survivor analysis, as requested by the Staff of the Securities and Exchange Commission (the “SEC”) by email on February 15, 2018, with regard to the Registration Statement on Form N-14 (the “Registration Statement”) filed by the Registrant with the SEC on February 9, 2018 pursuant to Rule 488 under the Securities Act of 1933, as amended. The Registration Statement relates to a special meeting of shareholders of the Wellington Shields All-Cap Fund (the “All-Cap Fund”), a series of the Registrant, at which the shareholders of the All-Cap Fund are being asked to approve an Agreement and Plan of Reorganization under which the All-Cap Fund would be reorganized (the “Reorganization”) into the Capital Management Mid-Cap Fund (the “Mid-Cap Fund” and together with the All-Cap Fund, the “Funds”), also a series of the Registrant, and each owner of shares of the All-Cap Fund would become a shareholder of Institutional Class shares of the Mid-Cap Fund.

Analysis

The Registrant believes that the Mid-Cap Fund is the appropriate accounting and performance survivor of the Reorganization. According to a no-action letter to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the new fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new fund. In NAST, the Staff listed five factors that should be relied upon when making such determination. Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

[1]	See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994)

Ms. DiAngelo Fettig

U.S. Securities and Exchange Commission

February 22, 2018

(i)       Comparison of investment advisers. Capital Management Associates, Inc. (“CMA”) is the investment adviser of the Mid-Cap Fund. Wellington Shields Capital Management, LLC is the investment adviser of the All-Cap Fund. The Mid-Cap Fund and the All-Cap Fund are managed by the same portfolio managers, who will continue to manage the combined Fund after the Reorganization. Because CMA will be the investment adviser of the combined Fund, the Registrant believes this factor suggests that the Mid-Cap Fund should be the accounting and performance survivor.

(ii)      Comparison of expense structure and expense ratio. The Funds have the same advisory fee rates and advisory fee structures but the gross expense ratio of the Mid-Cap Fund is lower than that of the All-Cap Fund. In addition, the All-Cap Fund is subject to a Distribution Plan in accordance with Rule 12b-1 (a “12b-1 Plan”) pursuant to which the All-Cap Fund may pay annually up to 0.35% of its average daily net assets for activities primarily intended to result in the sale of the Fund’s shares, while the Institutional Shares of the Mid-Cap Fund are not subject to a 12b-1 plan. The combined Fund will have the same expense structure as the Mid-Cap Fund. This factor suggests that the Mid-Cap Fund should be the accounting and performance survivor.

(iii)     Comparison of investment goals, policies and restrictions. The combined Fund will be adopting the investment objective, policies and restrictions of the All-Cap Fund, except that the combined Fund will retain the Mid-Cap Fund’s ability to invest in other securities, such as derivative instruments. While both Funds invest primarily in equity securities, the combined Fund will invest without limitation in securities of all market capitalizations, while the Mid-Cap Fund invests at least 80% of its total assets in the equity securities of mid-cap companies. The investment objective of the Mid-Cap Fund is long-term capital appreciation and the investment objective of the All-Cap Fund is capital appreciation. The Funds have similar investment processes and are managed by the same portfolio managers. Though the investment objective, policies and restrictions of the Mid-Cap Fund are not expected to change significantly following the Reorganization, because the combined Fund is adopting the investment objective, policies and restrictions of the All-Cap Fund (with the exception of the ability to invest in other securities), this factor suggests that the All-Cap Fund should be the accounting and performance survivor.

(iv)     Comparison of portfolio composition. Because the portfolio of the Mid-Cap Fund is not expected to change significantly following the Reorganization due to the similarity in the Funds’ investment objectives, processes and policies, and because of the continuity in the portfolio managers, this factor does not suggest which Fund should be the accounting and performance survivor.

(v)      Comparison of relative asset sizes of the funds involved in the Reorganization. The net assets of the Mid-Cap Fund ($21.9 million as of November 30, 2017) are larger than the net assets of the All-Cap Fund ($9.2 million as of November 30, 2017). Therefore, the current net assets of the Mid-Cap Fund will constitute approximately 70% of combined Fund post-Reorganization while the All-Cap Fund’s current net assets will constitute the remainder. In addition, the Mid-Cap Fund commenced operations in 1995 while the All-Cap Fund commenced operations in 2014. The Mid-Cap Fund therefore has a much longer and more developed performance track record. Because the Mid-Cap Fund will constitute the majority of the assets of the combined Fund post-Reorganization, this factor suggests that the Mid-Cap Fund should be the accounting and performance survivor.

Ms. DiAngelo Fettig

U.S. Securities and Exchange Commission

February 22, 2018

Conclusion: In light of the fact that the combined Fund will have the same investment adviser and expense structure as the Mid-Cap Fund, that the Mid-Cap Fund has a longer and more developed performance record and the Mid-Cap Fund’s current assets will constitute a substantial majority of the combined Fund post-reorganization, and that the Funds’ investment objectives, policies and restrictions and portfolio composition are not expected to change significantly after the Reorganization, the Registrant believes that the accounting and performance survivor should be the Mid-Cap Fund.

Please do not hesitate to contact John Lively at (913) 660-0778, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ John H. Lively
John H. Lively